UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
28 October 2021
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the Company's Registration Statement (File No. 333-231902-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

LLOYDS BANK PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about Lloyds Bank Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of Lloyds Bank Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; Lloyds Bank Group's ESG targets and/or commitments; statements of plans, objectives or goals of Lloyds Bank Group's or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; potential changes in dividend policy; the ability to achieve strategic objectives; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; instability in the global financial markets, including within the Eurozone, and as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Lloyds Bank Group’s or Lloyds Banking Group plc’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; projected employee numbers and key person risk; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2021 and is being incorporated by reference into the Registration Statement with File no. 333-231902-01.

LLOYDS BANK PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
REVIEW OF PERFORMANCE
Income statement
In the nine months to 30 September 2021, the Group recorded a profit before tax of £5,103 million compared to £620 million in the same period in 2020, representing an increase of £4,483 million largely reflecting the improved economic outlook for the UK in the first nine months of 2021 compared to the deterioration assumed in 2020. Profit after tax was £4,962 million.
Total income decreased by £162 million, or 1 per cent, to £11,072 million in the nine months to 30 September 2021 compared to £11,234 million in the first nine months of 2020; there was a decrease of £77 million in net interest income and a decrease of £85 million in other income.
Net interest income was down £77 million, or 1 per cent, to £8,249 million in the first nine months of 2021 compared to £8,326 million in the first nine months of 2020. The net interest margin reduced slightly reflecting the lower rate environment and change in asset mix. Average interest-earning assets increased driven by growth in the open mortgage book and the impact of government supported loan schemes, partially offset by lower balances in credit cards and motor finance, the effects of the continued optimisation of the Corporate and Institutional book within Commercial Banking and the repayment of revolving credit facilities provided to support Commercial Banking clients during the pandemic.
Other income was £85 million lower at £2,823 million in the nine months to 30 September 2021 compared to £2,908 million in the same period last year. Net fee and commission income was £156 million higher, with increases in card and other transaction-based income, reflecting improved levels of customer activity following the easing of restrictions relating to the pandemic, and increased activity with commercial banking customers driving higher fees. However, other operating income decreased by £246 million due to lower levels of operating lease rental income as a result of the reduced Lex Autolease vehicle fleet size and reduced gains on the disposal of financial assets at fair value through other comprehensive income.
Total operating expenses increased by £93 million to £6,760 million in the first nine months of 2021 compared to £6,667 million in the first nine months of 2020, due to an increase in regulatory provision charges. There was a decrease of £95 million in operating costs reflecting a reduction in depreciation of tangible fixed assets, due to the reduced Lex Autolease vehicle fleet size; gains on disposal of operating lease assets, accounted for within operating expenses, were higher but partially offset by higher restructuring costs, primarily technology research and development costs and severance, as well as higher regulatory programme costs. Staff costs were 4 per cent higher at £2,792 million in the first nine months of 2021 compared to £2,691 million in the first nine months of 2020, reflecting higher charges for variable remuneration and an increase in severance costs.
The charge in respect of regulatory provisions was £188 million higher at £413 million and related to pre-existing programmes. With respect to HBOS Reading, year to date £190 million has been recognised in relation to redress and operational costs. As previously indicated, further significant charges could be required in future quarters, although it is not possible to reliably estimate the potential impact or timings at this stage.
Impairment in the first nine months of the year was a net credit of £791 million, compared to a net charge of £3,947 million in the first nine months of 2020, largely reflecting the improved UK macroeconomic outlook. Credit performance remains strong, with sustained low levels of new to arrears.
The ECL allowance in respect of loans and advances to customers was £4,371 million, a coverage ratio of 0.9 per cent. Observed credit performance remained robust in the period, with the flow of assets into arrears, defaults and write-offs remaining at low levels. The Group has retained the judgemental overlays applied at year end and has continued to offset modelled releases not deemed reflective of underlying risk. The Group's £400 million central overlay has been maintained.

LLOYDS BANK PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
REVIEW OF PERFORMANCE (continued)

The Group recognised a tax expense of £141 million in the period compared to a credit of £307 million in the first nine months of 2020. In March 2021, the UK Government announced its intention to increase the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023 and this was substantively enacted on 24 May 2021. As a result of this change in tax rate, the Group has recognised a £1,189 million deferred tax credit in the income statement and a £167 million debit within other comprehensive income, increasing the Group's net deferred tax asset by £1,022 million.
Balance sheet
Total assets were £3,179 million higher at £603,118 million at 30 September 2021 compared to £599,939 million at 31 December 2020. Loans and advances to customers decreased by £198 million, to £479,943 million at 30 September 2021 compared to £480,141 million at 31 December 2020. Excluding reverse repurchase agreements, loans and advances to customers, net of impairment allowances, were £7,178 million higher as an increase in the open mortgage book was only partially offset by reductions in the closed mortgage book, motor finance and larger corporate lending; however customer reverse repurchase agreement balances decreased by £7,376 million compared to 31 December 2020. Derivative assets were £2,123 million lower at £6,218 million compared to £8,341 million at 31 December 2020, reflecting reduced volumes and movements in interest and exchange rates over the first nine months of 2021.
Total liabilities were £2,062 million higher at £560,883 million compared to £558,821 million at 31 December 2020. Customer deposits increased by £24,883 million, or 6 per cent, to £459,452 million compared to £434,569 million at 31 December 2020, as a result of growth in retail current and savings accounts and commercial deposits. This increase was partly offset by reductions in deposits from banks, which were £15,238 million lower at £9,759 million, and debt securities in issue, which were £3,932 million lower at £55,361 million, both reflecting the reduced need for wholesale funding following the further growth in customer deposits, and in derivative liabilities which were £3,588 million lower as a result of both reduced volumes and rate movements.
Shareholders’ equity increased by £2,767 million to £37,872 million; profit for the period was partly offset by movements in the cash flow hedging reserve and ordinary dividends paid of £1,000 million.
Capital
The Group’s Common equity tier 1 (CET1) capital ratio has increased from 15.5 per cent at 31 December 2020 to 16.0 per cent1 at 30 September 2021, primarily as a result of profit for the period and a reduction in risk-weighted assets, partially offset by the foreseeable dividend accrual, a reduction in IFRS 9 transitional relief and pension contributions. The tier 1 capital ratio reduced from 19.8 per cent at 31 December 2020 to 19.0 per cent1 at 30 September 2021 and the total capital ratio reduced from 23.5 per cent at 31 December 2020 to 22.3 per cent1 at 30 September 2021, largely reflecting the annual reduction in transitional limits applied to legacy tier 1 and tier 2 capital instruments in addition to the derecognition of called AT1 and tier 2 instruments, offset in part by the issuance of new AT1 and tier 2 instruments, the increase in CET1 capital and the reduction in risk-weighted assets.
Risk-weighted assets reduced by £4.2 billion to £166.7 billion at 30 September 2021 compared to £170.9 billion at 31 December 2020, primarily driven by continued optimisation activity undertaken in Commercial Banking, partially offset by limited credit migration and balance sheet growth.
The Group’s UK leverage ratio of 5.2 per cent1 at 30 September 2021 has reduced from 5.5 per cent at 31 December 2020.

1Incorporating profits for the quarter that remain subject to formal verification in accordance with the Capital Requirements Regulation.

LLOYDS BANK PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sep 2021	Nine months ended 30 Sep 2020
	£m	£m

Net interest income	8,249	8,326
Other income	2,823	2,908
Total income	11,072	11,234
Operating expenses	(6,760)	(6,667)
Impairment credit (charge)	791	(3,947)
Profit before tax	5,103	620
Tax (expense) credit	(141)	307
Profit for the period	4,962	927

Profit attributable to ordinary shareholders	4,645	593
Profit attributable to other equity holders	290	313
Profit attributable to equity holders	4,935	906
Profit attributable to non-controlling interests	27	21
Profit for the period	4,962	927

LLOYDS BANK PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
CONDENSED CONSOLIDATED BALANCE SHEET

	At 30 Sep 2021	At 31 Dec 2020
	£m	£m
	(unaudited)	(audited)

Assets
Cash and balances at central banks	50,329	49,888
Financial assets at fair value through profit or loss	1,364	1,674
Derivative financial instruments	6,218	8,341
Loans and advances to banks	8,538	5,950
Loans and advances to customers	479,943	480,141
Debt securities	4,592	5,137
Due from fellow Lloyds Banking Group undertakings	773	738
Financial assets at amortised cost	493,846	491,966
Financial assets at fair value through other comprehensive income	27,600	27,260
Other assets	23,761	20,810
Total assets	603,118	599,939

Liabilities
Deposits from banks	9,759	24,997
Customer deposits	459,452	434,569
Due to fellow Lloyds Banking Group undertakings	7,478	6,875
Financial liabilities at fair value through profit or loss	6,647	6,831
Derivative financial instruments	4,640	8,228
Debt securities in issue	55,361	59,293
Subordinated liabilities	8,388	9,242
Other liabilities	9,158	8,786
Total liabilities	560,883	558,821

Ordinary shareholders’ equity	37,872	35,105
Other equity instruments	4,268	5,935
Non-controlling interests	95	78
Total equity	42,235	41,118
Total equity and liabilities	603,118	599,939

LLOYDS BANK PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group) for the nine months ended 30 September 2021.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2020 Annual Report on Form 20-F.
2.Capital
Capital and leverage ratios reported as at 30 September 2021 incorporate profits for the three months to that date that remain subject to formal verification in accordance with the Capital Requirements Regulation. The Group’s Q3 2021 Interim Pillar 3 Report can be found at: https://www.lloydsbankinggroup.com/investors/financial-downloads.html
3.UK economic assumptions
Base case scenario by quarter
Key quarterly assumptions made by the Group are shown below. Gross domestic product is presented quarter on quarter, house price growth and commercial real estate growth are presented year on year and UK Bank Rate is presented end quarter. Unemployment is presented as the average for the quarter.

	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
At 30 September 2021%		%	%	%	%	%	%	%

Gross domestic product	(1.6)	4.8	1.4	1.5	0.9	0.9	0.6	0.3
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.25	0.25	0.50
Unemployment rate	4.9	4.7	4.7	5.8	5.7	5.6	5.4	5.4
House price growth	6.5	8.7	5.2	4.8	4.6	2.9	2.0	1.4
Commercial real estate price growth	(2.9)	3.4	3.5	2.1	1.3	(1.3)	(0.6)	0.4

LLOYDS BANK PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
ADDITIONAL FINANCIAL INFORMATION (continued)
3.UK economic assumptions (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period. The upside, base case and downside scenarios are weighted at 30 per cent each, with the severe downside scenario weighted at 10 per cent.

	2021	2022	2023	2024	2025	2021-2025 average
At 30 September 2021%		%	%	%	%	%

Upside
Gross domestic product	6.7	5.5	1.1	1.4	1.4	3.2
UK Bank Rate	0.26	1.57	1.62	1.78	2.03	1.45
Unemployment rate	4.6	4.1	4.0	3.8	3.8	4.1
House price growth	5.8	4.5	5.2	5.2	4.2	5.0
Commercial real estate price growth	7.7	6.5	2.6	1.8	0.5	3.8

Base case
Gross domestic product	6.3	5.0	1.5	1.3	1.3	3.1
UK Bank Rate	0.10	0.28	0.50	0.69	0.94	0.50
Unemployment rate	5.0	5.5	5.2	4.9	4.7	5.1
House price growth	4.8	1.4	0.1	1.1	1.1	1.7
Commercial real estate price growth	2.1	0.4	1.3	1.4	0.7	1.2

Downside
Gross domestic product	6.1	4.1	1.1	1.3	1.4	2.8
UK Bank Rate	0.11	0.16	0.17	0.19	0.28	0.18
Unemployment rate	5.3	6.9	6.8	6.4	6.0	6.3
House price growth	3.6	(4.8)	(7.6)	(5.3)	(2.7)	(3.4)
Commercial real estate price growth	(1.2)	(5.7)	(1.4)	0.0	0.2	(1.6)

Severe downside
Gross domestic product	5.5	2.4	0.8	1.2	1.4	2.3
UK Bank Rate	0.08	0.01	0.03	0.03	0.05	0.04
Unemployment rate	5.9	9.1	9.1	8.4	7.7	8.0
House price growth	3.1	(7.9)	(13.1)	(10.1)	(6.4)	(7.0)
Commercial real estate price growth	(7.2)	(16.4)	(7.3)	(2.2)	0.4	(6.7)

LLOYDS BANK PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
ADDITIONAL FINANCIAL INFORMATION (continued)
4.Group loans and advances to customers and expected credit loss allowances

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 30 September 2021	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	267,757	27,171	1,932	11,429	308,289	8.8	0.6
Credit cards	11,100	2,970	305	—	14,375	20.7	2.1
Loans and overdrafts	7,818	1,473	287	—	9,578	15.4	3.0
UK Motor Finance	12,143	2,170	217	—	14,530	14.9	1.5
Other[1]	17,285	1,617	467	—	19,369	8.3	2.4
Retail	316,103	35,401	3,208	11,429	366,141	9.7	0.9
SME[1]	27,945	2,884	852	—	31,681	9.1	2.7
Corporate and other[1]	32,881	3,703	2,124	—	38,708	9.6	5.5
Commercial Banking	60,826	6,587	2,976	—	70,389	9.4	4.2
Central items[1]	47,690	30	64	—	47,784	0.1	0.1
Total gross lending	424,619	42,018	6,248	11,429	484,314	8.7	1.3
ECL allowance on drawn balances	(1,085)	(1,483)	(1,617)	(186)	(4,371)
Net balance sheet carrying value	423,534	40,535	4,631	11,243	479,943

Group ECL allowance (drawn and undrawn)
UK Mortgages	122	394	175	187	878	44.9	19.9
Credit cards	157	440	131	—	728	60.4	18.0
Loans and overdrafts	158	269	132	—	559	48.1	23.6
UK Motor Finance[2]	150	126	143	—	419	30.1	34.1
Other	49	102	56	—	207	49.3	27.1
Retail	636	1,331	637	187	2,791	47.7	22.8
SME	87	115	100	—	302	38.1	33.1
Corporate and other	84	197	879	—	1,160	17.0	75.8
Commercial Banking	171	312	979	—	1,462	21.3	67.0
Central items	407	2	10	—	419	0.5	2.4
Total ECL allowance (drawn and undrawn)	1,214	1,645	1,626	187	4,672	35.2	34.8

Group ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK Mortgages	—	1.5	9.1	1.6	0.3
Credit cards	1.4	14.8	55.7	—	5.1
Loans and overdrafts	2.0	18.3	61.4	—	5.9
UK Motor Finance	1.2	5.8	65.9	—	2.9
Other	0.3	6.3	21.0	—	1.1
Retail	0.2	3.8	22.2	1.6	0.8
SME	0.3	4.0	13.7	—	1.0
Corporate and other	0.3	5.3	41.5	—	3.0
Commercial Banking	0.3	4.7	34.4	—	2.1
Central items	0.9	6.7	15.6	—	0.9
Total ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers	0.3	3.9	28.1	1.6	1.0
1Retail other, SME and Corporate and other include BBLS related assets. Central items includes reverse repos of £47.1 billion.
2UK Motor Finance for Stages 1 and 2 include £135 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £70 million, loans and overdrafts of £72 million, Retail other of £200 million, SME of £124 million and Corporate and other of £4 million.

LLOYDS BANK PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
ADDITIONAL FINANCIAL INFORMATION (continued)
4.Group loans and advances to customers and expected credit loss allowances (continued)

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	—	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	—	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	—	15,201	14.6	1.3
Other[1]	17,879	1,304	184	—	19,367	6.7	1.0
Retail	301,289	37,330	2,889	12,511	354,019	10.5	0.8
SME[1]	27,015	4,500	791	—	32,306	13.9	2.4
Corporate and other[1]	29,882	9,438	2,694	—	42,014	22.5	6.4
Commercial Banking	56,897	13,938	3,485	—	74,320	18.8	4.7
Central items[1]	57,422	12	69	—	57,503	—	0.1
Total gross lending	415,608	51,280	6,443	12,511	485,842	10.6	1.3
ECL allowance on drawn balances	(1,347)	(2,125)	(1,968)	(261)	(5,701)
Net balance sheet carrying value	414,261	49,155	4,475	12,250	480,141

Group ECL allowance (drawn and undrawn)
UK Mortgages	107	468	191	261	1,027	45.6	18.6
Credit cards	240	530	153	—	923	57.4	16.6
Loans and overdrafts	224	344	147	—	715	48.1	20.6
UK Motor Finance[2]	197	171	133	—	501	34.1	26.5
Other	46	124	59	—	229	54.1	25.8
Retail	814	1,637	683	261	3,395	48.2	20.1
SME	142	234	126	—	502	46.6	25.1
Corporate and other	172	475	1,161	—	1,808	26.3	64.2
Commercial Banking	314	709	1,287	—	2,310	30.7	55.7
Central items	410	—	12	—	422	—	2.8
Total ECL allowance (drawn and undrawn)	1,538	2,346	1,982	261	6,127	38.3	32.3

Group ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK Mortgages	—	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	—	6.1
Loans and overdrafts	2.9	22.6	64.2	—	7.6
UK Motor Finance	1.5	7.7	66.8	—	3.3
Other	0.3	9.5	39.3	—	1.2
Retail	0.3	4.4	25.2	2.1	1.0
SME	0.5	5.2	19.1	—	1.6
Corporate and other	0.6	5.0	43.2	—	4.3
Commercial Banking	0.6	5.1	38.5	—	3.1
Central items	0.7	—	17.4	—	0.7
Total ECL allowances (drawn and undrawn) as a percentage of loans and advances to customers	0.4	4.6	32.4	2.1	1.3
1Retail other, SME and Corporate and other include BBLS related assets. Central items includes reverse repos of £54.4 billion.
2UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £78 million, Retail other of £34 million, SME of £132 million and Corporate and other of £6 million.

LLOYDS BANK PLC	Q3 2021 INTERIM MANAGEMENT STATEMENT
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	28 October 2021